EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State/Jurisdiction of Incorporation/ Organization

Arlington Park Racecourse, LLC	Illinois

Arlington OTB Corp.	Illinois

Quad City Downs, Inc.	Iowa

Calder Race Course, Inc., d/b/a Calder Casino and Race Course	Florida

Tropical Park, Inc.	Florida

Churchill Downs Louisiana Horseracing Company, LLC d/b/a Fair Grounds Race Course & Slots	Louisiana

Churchill Downs Louisiana Video Poker Company, LLC	Louisiana

Video Services, LLC	Louisiana

Churchill Downs Technology Initiatives Company d/b/a Bloodstock Research Information Services and TwinSpires.com	Delaware

Churchill Downs Management Company, LLC	Kentucky

Churchill Downs Investment Company	Kentucky

SW Gaming, LLC	Mississippi

United Tote Company	Montana

United Tote Canada, Inc.	Ontario